Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Morgan Stanley Asia Limited

46/F, International Commerce Center

1 Austin Road West, Kowloon

Hong Kong

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue New York

NY 10010, United States

As representatives of the prospective underwriters

VIA EDGAR

February 6, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Jan Woo
Mr. Jeff Kauten
Mr. Stephen Krikorian
Ms. Laura Veator

Re:	Hesai Group (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333- 269247)
Registration Statement on Form 8-A (Registration No. 001-41611)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on February 8, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between February 2, 2023 and the date hereof, approximately 1,150 copies of the preliminary prospectus of the Company dated February 2, 2023 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C. (Incorporated in Delaware, U.S.A. with limited liability)

By:	/s/ Jung Min
	Name:	Jung Min
	Title:	Managing Director

MORGAN STANLEY ASIA LIMITED

By:	/s/ David Lau
	Name:	David Lau
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
	Name:	Marc Bernstein
	Title:	Managing Director

[Underwriters Acceleration Request]